Exhibit 16.1

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read the statements made by Borr Drilling Limited (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F of Borr Drilling Limited dated June 15, 2020.  We agree with the statements concerning our Firm contained therein.
/s/ PricewaterhouseCoopers AS
PricewaterhouseCoopers AS
Stavanger, Norway

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

At the Annual General Meeting on September 27, 2019, the Company’s shareholders approved the engagement of PwC UK, as the Company’s new independent registered public accounting firm to replace PwC Norway. The proposal to change independent registered public accounting firm was made to shareholders in connection with the Company’s centralization of its accounting and finance functions in the Company’s London, United Kingdom office and was approved by the Company’s audit committee.

The reports of PwC Norway on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2018 and 2017 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended December 31, 2018 and 2017, and the subsequent interim period through September 27, 2019, there were:

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no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the instructions to Item 16F) between the Company and PwC Norway on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to PwC Norway’s satisfaction would have caused PwC Norway to make reference to the subject matter of the disagreement(s) in connection with its report, and

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no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F), except for the material weakness in the Company’s internal control over financial reporting related to the lack of a sufficient number of competent financial reporting and accounting personnel to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC as disclosed in the Company’s prior filings on Form F-1 and F-1/A with the SEC. The Audit Committee of the Company discussed the subject matter of each reportable event with PwC Norway and has authorized PwC Norway to respond fully to the inquiries of PwC UK concerning the subject matter of each reportable event.

The Company provided PwC Norway with a copy of the statements made in this Annual Report on Form 20-F and requested that PwC Norway furnish a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of PwC Norway’s letter dated June 15, 2020, is attached hereto as Exhibit 16.1 to this Report.

During the Company’s two most recent fiscal years ended December 31, 2018 and 2017 and the subsequent interim period through September 27,, 2019, neither the Company nor anyone on the Company’s behalf consulted with PwC UK regarding any of the matters or events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.